APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Drawing Board Brewing Company, LLC
Income Statements - unaudited
For the years ended December 31, 2020 and 2019

	Current Period	Prior Period
	Year ended December 31, 2020	**Year ended December 31, 2019**
REVENUES		
Sales	$ -	$ -
Other Revenue	-	7,045.00
TOTAL REVENUES	**-**	**7,045.00**
COST OF GOODS SOLD		
Cost of Sales	-	-
Supplies	-	1,032.00
Other Direct Costs	-	400.00
TOTAL COST OF GOODS SOLD	-	1,432.00
GROSS PROFIT (LOSS)	-	5,613.00
OPERATING EXPENSES		
Advertising and Promotion	2,127.00	350.00
Bank Service Charges	-	-
Business Licenses and Permits	-	-
Computer and Internet	-	-
Depreciation	-	-
Dues and Subscriptions	-	-
Insurance	-	-
MA Annual Report Fee	520.00	
Meals and Entertainment	-	796.00
Miscellaneous Expense	30.00	150.00
Office Supplies	-	-
Payroll Processing	-	-
Professional Services - Legal, Accounting	-	1,050.00
Occupancy	-	-
Rental Payments	-	-
Salaries	-	-
Payroll Taxes and Benefits	-	-
Small Equipment Expense	-	2,102.00
Travel	-	-
Utilities	-	354.00
Website Development	154.00	-
TOTAL OPERATING EXPENSES	2,831.00	4,802.00
OPERATING PROFIT (LOSS)	(2,831.00)	811.00
INTEREST (INCOME), EXPENSE & TAXES		
Interest (Income)	-	-
Interest Expense	-	-
Income Tax Expense	-	-
TOTAL INTEREST (INCOME), EXPENSE & TAXES	-	-
NET INCOME (LOSS)	$ (2,831.00)	$ 811.00

Drawing Board Brewing Company, LLC
Balance Sheets - unaudited
As of December 31, 2020 and 2019

	Current Period	Prior Period
	December 31, 2020	**December 31, 2019**
ASSETS		
Current Assets:		
Cash	$ 3,558.00	$ 6,389.00
Petty Cash	-	-
Accounts Receivables	-	-
Inventory	-	-
Prepaid Expenses	-	-
Employee Advances	-	-
Temporary Investments	-	-
Total Current Assets	3,558.00	6,389.00
Fixed Assets:		
Land	-	-
Buildings	-	-
Furniture and Equipment	-	-
Computer Equipment	-	-
Vehicles	-	-
Less: Accumulated Depreciation	-	-
Total Fixed Assets	-	-
Other Assets:		
Trademarks	-	-
Patents	-	-
Security Deposits	-	-
Other Assets	-	-
Total Other Assets	-	-
TOTAL ASSETS	$ 3,558.00	$ 6,389.00
LIABILITIES		
Current Liabilities:		
Accounts Payable	$ -	$ -
Business Credit Cards	-	-
Sales Tax Payable	-	-
Payroll Liabilities	-	-
Owner Loan - Corey Lynch	5,578.00	5,578.00
Current Portion of Long-Term Debt	-	-
Total Current Liabilities	5,578.00	5,578.00
Long-Term Liabilities:		
Notes Payable	-	-
Mortgage Payable	-	-
Less: Current portion of Long-term debt	-	-
Total Long-Term Liabilities	-	-
EQUITY		
Capital Stock/Partner's Equity	-	-
Opening Retained Earnings	811.00	-
Dividends Paid/Owner's Draw	-	-
Net Income (Loss)	(2,831.00)	811.00
Total Equity	(2,020.00)	811.00
TOTAL LIABILITIES & EQUITY	$ 3,558.00	$ 6,389.00
Balance Sheet Check	-	-

Drawing Board Brewing Company, LLC
Statements of Cash Flow - unaudited
For the years ended December 31, 2020 and 2019

	Current Period	Prior Period
	Year ended December 31, 2020	Year ended December 31, 2019
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income (loss)	(2,831)	811
Adjustments to Reconcile Net Income		
to Net Cash Flows From Operating Activities:		
Depreciation	-	-
Decrease (Increase) in Operating Assets:		
Trade Accounts Receivable	-	-
Inventory	-	-
Prepaid Income Taxes	-	-
Increase (Decrease) in Operating Liabilities:		
Accounts Payable	-	-
Credit Cards Payable	-	-
Total Adjustments	-	-
Net Cash Flows From Operating Activities	(2,831)	811
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Property and Equipment	-	-
Net Cash Flows From Investing Activities	-	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Repayment of Debt	-	-
Owner Loan - Corey Lynch	-	5,578
Member's Withdrawals	-	-
Net Cash Flows From Financing Activities	-	5,578
NET INCREASE (DECREASE) IN CASH	(2,831)	6,389
CASH - BEGINNING	6,389	-
CASH - ENDING	3,558	6,389

I, Corey J. Lynch, certify that:

1. The financial statements of Drawing Board Brewing Company included in this Form are true and complete in all material respects; and
2. The tax return information of Drawing Board Brewing Company included in this Form reflects accurately the information reported on the tax return for Drawing Board Brewing Company for the fiscal year ended 2019 (most recently available as of the Date of this Form C).

Signature   *Corey J. Lynch*

Name: Corey J. Lynch

Title: Owner/Operator